UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   LUNDGREN, K. THOR
   3600 S. Lake Drive
   St. Francis, WI  53235
   US
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   NOVEMBER, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President for Law and Government Affairs
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
COMMON STOCK               |11/25/|M   | |10,000            |A  |$20.38     |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |11/25/|S   | |10,000            |D  |$44.831    |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |11/25/|M   | |10,000            |A  |$19.25     |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |11/25/|S   | |10,000            |D  |$44.831    |                   |      |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |(1)   |J(1)|V|1                 |A  |(1)        |147(1)             |I     |(1)                        |
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COMMON STOCK               |7/9/96|A   |V|19(2)             |A  |$33.375    |                   |      |                           |
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COMMON STOCK               |10/9/9|A   |V|17(2)             |A  |$37.250    |6,514              |I     |(2)                        |
                           |6     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |7/9/96|A   |V|194(3)            |A  |$25.031    |                   |      |                           |
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COMMON STOCK               |10/9/9|A   |V|174(3)            |A  |$27.938    |48,677             |I     |(3)                        |
                           |6     |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |4/8/96|A   |V|74,057(4)         |A  |           |76,057             |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (R|31.25   |--   |--  |-|-- --      |A,D|4/9/9|10/9/|Common Stock|21,000 |--     |21,000      |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (R|26.50   |--   |--  |-|-- --      |A,D|4/3/9|10/3/|Common Stock|15,000 |--     |15,000      |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (R|19.63   |--   |--  |-|-- --      |A,D|4/4/9|10/4/|Common Stock|15,000 |--     |15,000      |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |4-97 |03   |            |       |       |            |   |            |
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Empl. Stock Options (R|17.25   |--   |--  |-|-- --      |A,D|4/5/9|10/5/|Common Stock|15,000 |--     |15,000      |D  |--          |
ights to Buy) (5)     |        |     |    |-|           |   |3-96 |02   |            |       |       |            |   |            |
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Empl. Stock Options (R|19.25   |11/25|M   |-|-- 10,000  |A,D|6/2/9|12/2/|Common Stock|10,000 |--     |0           |-- |--          |
ights to Buy) (5)     |        |/96  |    |-|           |   |2-95 |01   |            |       |       |            |   |            |
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Empl. Stock Options (R|20.38   |11/25|M   |-|-- 10,000  |A,D|3/3/9|9/3/0|Common Stock|10,000 |--     |0           |-- |--          |
ights to Buy) (5)     |        |/96  |    |-|           |   |2-95 |1    |            |       |       |            |   |            |
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Empl. Stock Options (R|37.88   |10/13|A   |V|26,000 --  |A,D|4/13/|10/13|Common Stock|26,000 |--     |26,000      |D  |--          |
ights to Buy) (5)     |        |/96  |    | |           |   |97-00|/06  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Held in trust pursuant to the Harnischfeger Industries, Inc. ("HII") Employees' Savings Plan. Share acquired under the Plan's automatic dividend reinvestment feature at then current market prices. The Plan is a unitized plan and as a result each participant is allocated a certain number of units representing that participant's proportionate share of the HII stock fund. The number reported represents the unit allocated to the participant's account as of
10/9/96.    (2)  Held in "rabbi"  trust pursuant to the HII Supplemental
Retirement and Stock Funding Plan ("SRP").
Acquisition of shares under the Plan's automatic dividend reinvestment feature.
  (3)  Held in "rabbi trust" pursuant
to the HII Executive Incentive Plan ("EIP"). Acquisition of shares under the Plan's automatic dividend reinvestment
feature.   (4)  Grant of "restricted stock" under the HII 1988 Incentive Stock
Plan ("1988 Plan) in connection with
cancellation of employment contract rights.   (5) Options granted under the
1988 Plan.  Options under the plan
become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date of grant.
SIGNATURE OF REPORTING PERSON
                  /s/  K. Thor Lundgren
DATE
        12/10/96